HanesBrands
1000 East Hanes Mill Road
Winston-Salem, NC 27105
(336) 519-8080

news release

FOR IMMEDIATE RELEASE

News Media, contact:	Matt Hall, (336) 519-3386
Analysts and Investors, contact:	T.C. Robillard, (336) 519-2115

HANESBRANDS ANNOUNCES BOARD OF DIRECTORS LEADERSHIP SUCCESSION PLAN

WINSTON-SALEM, N.C. (March 12, 2019) – HanesBrands (NYSE:HBI), a leading global basic apparel marketer, today announced that its Board of Directors has approved the appointment of Ronald L. Nelson as chairman of the board effective April 23, 2019, contingent upon his re-election to the board at the company’s annual shareholder meeting to be held that day.

Nelson would succeed Richard A. Noll, who is not seeking re-election to the board and is retiring as chairman, concluding a smooth and seamless leadership transition at the company. Noll served as chief executive officer of the company from 2006 to 2016, as chairman of the board from 2009 to 2016, as executive chairman of the board from 2016 to 2017, and as non-executive chairman of the board since 2018.

Nelson, 66, has served as a board director since 2008 and as lead director since 2015. He has served on all three of the board’s committees in his tenure, including as chairman of the Audit Committee. He has significant public company board experience and knowledge of the chairman role, including formerly serving as chairman of the board and chief executive officer of Avis Budget Group, Inc.

“After careful consideration, the Board of Directors strongly feels Ron has the leadership skills, successful public company experience, and well-versed understanding of HanesBrands to be the ideal successor as board chairman,” HanesBrands Chief Executive Officer Gerald W. Evans Jr. said. “Rich is completing an inspiring leadership career at Hanes, having led the company through the spinoff as an independent public company and driving significant growth and profitability. We all wish him the very best in retirement.”

HanesBrands is a socially responsible leading marketer of everyday basic apparel under some of the world’s strongest apparel brands in the Americas, Europe, Australia and Asia-Pacific, including Hanes, Champion, Bonds, Maidenform, DIM, Bali, Playtex, Bras N Things, Nur Die/Nur Der, Alternative, L’eggs, JMS/Just My Size, Lovable, Wonderbra, Berlei, and Gear for Sports. More information about the company and its award-winning corporate social responsibility initiatives, including environmental, social compliance and community improvement achievements, may be found on the Hanes corporate website at www.Hanes.com/corporate.

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